SHARE PURCHASE AGREEMENT


     THIS AGREEMENT made the 15th day of April, 1999, BETWEEN:


          ALRAE INVESTMENTS INC.,
          a corporation incorporated under the laws of the Province of Ontario (hereinafter called "Alrae"),

          KATHERINE KAN,
          of the City of Vaughan, in the Municipality of York
          (hereinafter called "Kan")

          ROYNAT INC.,
          a corporation incorporated pursuant to the laws of Canada (hereinafter called "Roynat")

          (Alrae, Kan and Roynat being hereinafter collectively called the "Vendors")

                                                              OF THE FIRST PART,

          - and -

          INTERNATIONAL MENU SOLUTIONS INC.,
          a corporation incorporated under the laws of the Province of Ontario, (hereinafter called the "Purchaser")

                                                             OF THE SECOND PART,
          - and -

          INTERNATIONAL MENU SOLUTIONS CORPORATION, a corporation incorporated under the laws of the State of Nevada (hereinafter called "IMSC")

                                                              OF THE THIRD PART.

     WHEREAS the Purchaser wishes to acquire all of the issued and outstanding shares of Tasty Selections Inc. (herein called the "Corporation");

     AND WHEREAS Alrae is the owner of 52 common shares in the capital of the Corporation (herein called the "Alrae Shares");


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                                                                          Page 2


     AND WHEREAS Kan is the owner of 28 common shares in the capital of the Corporation (herein called the "Kan Shares"):

     AND WHEREAS Roynat is the owner of 8 common shares in the capital of the Corporation (herein called the "Roynat Shares");

     AND WHEREAS the Purchaser wishes to purchase the Alrae Shares, the Kan Shares, and the Roynat Shares (herein collectively called the "Purchased Shares") from the respective owners thereof and such respective owners wish to sell the Purchased Shares to the Purchaser on the terms and conditions herein set forth;

     AND WHEREAS the parties hereto wish to complete the said sale and purchase of the Purchased Shares as herein this Agreement provided.

     THIS AGREEMENT WITNESS THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party,) the parties covenant and agree as follows:


                                    ARTICLE I
                                 INTERPRETATION

1.01 Defined Terms

All capitalized terms used in this Agreement and not defined above shall have meanings set forth in Schedule A to this Agreement.

1.02 Currency

     Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian funds.

1.03 Sections and Headings

     The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to a section or a Schedule refers to the specified section of or Schedule to this Agreement.


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                                                                          Page 3


1.04 Number, Gender and Persons

     In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

1.05 Accounting Principles

     Any reference in this Agreement to "generally accepted accounting principles" refers to generally accepted accounting principles as approved from time to time by the Canadian Institute of Chartered Accountants or any successor institute.

1.06 Entire Agreement

     This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent dated March 3, 1999 between the parties hereto. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

1.07 Time of Essence

     Time shall be of the essence of this Agreement.

1.08 Applicable Law

     This Agreement shall be constructed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.

1.09 Severability

     If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision in hereby declared to be separate, severable and distinct.


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                                                                          Page 4


1.10 Successors and Assigns

     This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other parties.

1.11 Amendment and Waivers

     No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.12 Schedules

     The following Schedules are attached to and form part of this Agreement:

Schedule A    -      Defined Terms
Schedule B    -      Representations and Warranties of the Vendors with respect to the Corporation
Schedule C    -      Representations and Warranties of Alrae
Schedule D    -      Representations and Warranties of Roynat
Schedule E    -      Representations and Warranties of Kan
Schedule F    -      Representations and Warranties of the Purchaser
Schedule G    -      Representations and Warranties of IMSC


Schedule 2.03        -    Allocation of Purchase Price
Schedule 4.01(i)     -    Kan Employment Agreement
Schedule 4.01(j)     -    Form of Opinion of Vendors' Counsel
Schedule 4.01(l)     -    Form of Release
Schedule 4.02(g)     -    Forms of Opinion of Purchaser's Counsel
Schedule 4.02(k)     -    Form of Release
Schedule A1.01(d)    -    Audited Financial Statements
Schedule A1.01(dd)   -    Interim Financial Statements
Schedule A1.01(hh)   -    Permitted Encumbrances
Schedule B1.08       -    Location of Real Property
Schedule B1.10       -    Real Property Leases
Schedule B1.13       -    Intellectual Property
Schedule B1.14       -    Insurance Policies
Schedule B1.17       -    Licenses and Permits
Schedule B1.18       -    Regulatory and Third Party Consents
Schedule B1.26       -    Accounts and Attorneys


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                                                                          Page 5


Schedule B1.27       -    Directors and Officers
Schedule B1.31       -    Employee Plans
Schedule B1.33       -    Employee Matters
Schedule B1.35       -    Major Customers

1.13 Best of Knowledge

     Any reference in this Agreement to "the best of the knowledge" of a party or to "the knowledge" of a party will mean the actual knowledge of the party (which shall be the knowledge of Allan Greenspoon in the case of Alrae) and the knowledge which such party would have had if such party had conducted a reasonably prudent inquiry into the relevant subject matter.

1.14 Materiality

     In this Agreement, "material" when used to describe a contract, lease or other agreement, means in the case of the Corporation, a contract, lease or other agreement with a term in excess of six (6) months or pursuant to which one or more payments in excess of $20,000.00 in the aggregate become due.


                                   ARTICLE II
                      PURCHASE AND SALE OF PURCHASED SHARES

2.01 Purchase and Sale of Purchased Shares

     Subject to the terms and conditions hereof, each of Alrae, Kan and Roynat covenant and agree to sell, assign and transfer to the Purchaser and the Purchaser covenants and agrees to purchase from each of the Vendors all but not less than all of the Alrae Shares, the Kan Shares and the Roynat Shares.

2.02 Purchase Price

     The aggregate purchase price payable by the Purchaser to the Vendors for the Purchased Shares (the "Purchase Price") shall be $2,160,000.00.

2.03 Payment of Purchase Price

     The Purchase Price shall be paid and satisfied partly in cash (herein called the "Cash Amount") and partly through the issuance of Class X Shares and Class N Shares, (herein called the "Share Amount") to the Vendors in accordance with Schedule 2.03 hereof.


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                                                                          Page 6


(a) The Cash Amount. The Cash Amount shall be paid by cash or certified cheque by two payments, the first payment to be paid on the Closing Date (herein called the "Closing Cash Amount"), and the second payment to be paid upon receipt of the financial statements of the Corporation (herein called the "Closing Financial Statements") for the nine (9) month period ending March 31, 1999 (herein called the "Second Cash Payment").

The "Cash Amount" shall be equal to $1,000,000.00 and shall be payable in two parts as follows:

     (i) the first part, being the Closing Cash Amount in the amount of $750,000.00 on closing by certified cheque; and

     (ii) the second part, in the amount of $250,000.00 by certified cheque, upon receipt by the Purchaser of the Closing Financial Statements (herein called the "Second Cash Amount").

To the extent that the Adjusted Net Book Value (as determined with reference to the Closing Financial Statements) is less than $800,000.00, the Second Cash Amount shall be reduced on a dollar for dollar basis and the "Cash Amount" reduced accordingly.

For greater certainty, in no event shall the Purchase Price be adjusted upwards or downwards as a result of the amount of the Adjusted Net Book Value. For the purposes hereof, "Adjusted Net Book Value" shall mean the net book value as determined with reference to the Closing Financial Statements of the Corporation plus the difference between the fair market value of the machinery and plant equipment and the book value of the machinery and plant equipment as set forth in the Closing Financial Statements. The fair market value of the machinery and plant equipment of the Corporation shall be determined by an appraiser selected by the Vendors and the Purchaser prior to closing, which determination shall be conclusive.

(b) The Share Amount. The "Share Amount" means the difference between the Purchase Price and the Cash Amount (as the same may be adjusted as provided in the preceding subsection (a)).

     The Share Amount shall be satisfied by the issuance on Closing of 442,750 Class X Shares (subject to adjustment upwards if the Cash Amount is reduced in accordance with subsection (a)).

(c) Allocation of the Purchase Price. The Purchase Price shall be allocated in accordance with Schedule 2.03.

(d) Issuance of Class N Shares. IMSC shall issue to the Vendors at the Closing Time 442,750 Class N Shares (subject to adjustment upwards if the Cash Amount is reduced in accordance with subsection (a)) provided that the Vendors agree that at the time of conversion of


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                                                                          Page 7


Class X Shares into common stock of IMSC, an equivalent number of Class N Shares will be surrendered to IMSC for cancellation by the relevant Vendor or Vendors, as applicable.

2.04 Escrow of Shares

     On the Closing Date, the Vendors will enter into an escrow agreement with the Purchaser which will provide that the Class X Shares, including any shares exchanged therefor, shall be held in escrow and released as follows:

          1/3 released on the first anniversary of the Closing Date
          1/3 released on the second anniversary of the Closing Date, and 1/3 released on the third anniversary of the Closing Date

The Vendors further agree that on the Closing Date the Vendors will enter into an agreement with the Purchaser granting to the Purchaser or the Purchaser's designee a right of first refusal to purchase any of the Vendors' Class X Shares, or any shares in IMSC into which such shares are exchanged upon any disposition by any Vendor other than for estate and/or tax planning purposes and such shares shall have a legend to such effect.

2.05 Acknowledgement of the Purchase and Payments Prior to Closing

     The Purchaser hereby acknowledges that, for certain tax planning purposes, 1188980 Ontario Ltd. and 1346860 Ontario Ltd. have amalgamated to form Tasty Selections Inc. immediately prior to the Closing Time. It is the intention of the parties hereto that all representations and warranties made hereunder or pursuant hereto pertaining to the Corporation are to be deemed to be representations and warranties pertaining to the Corporation and it's predecessor corporations prior to such amalgamation.

     The parties acknowledge that the Corporation intends to repay any outstanding shareholder advances out of its general corporate funds up to a maximum of $200,000.00 and that the Corporation will pay an interest bonus fee to Roynat in the amount of $30,000.00, in each case prior to the Closing Date (herein called the "Permitted Distributions").

2.06 Arbitration

     Any dispute between the parties with respect to the calculation of the Purchase Price, the Cash Amount and the Share Amount shall be submitted to arbitration in accordance with the following provisions:

     (a) the arbitrator shall be a single arbitrator in accordance with the Arbitrations Act (Ontario) and shall be a professional accountant who is a partner with Ernst & Young or its successor who is appointed by mutual agreement of the parties, or in the event the parties are unable to agree upon an arbitrator within ten (10) days of


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                                                                          Page 8


          notice given by one party to the other of a dispute, any party may apply to a Judge of the Ontario Court (General Division) to appoint a partner of Ernst & Young as the arbitrator. The arbitrator shall be at arm's-length from the parties;

     (b) the arbitrator shall be instructed that time is of the essence in proceeding with the determination of the dispute and, in any event, the arbitration award must be rendered within thirty (30) days of the submission of such dispute to arbitration;

     (c)  the  arbitration  shall  take  place  in  Toronto,   Ontario  and  all
          proceedings shall be held in private to the extent that only the parties hereto, their respective advisors and the arbitrator shall be present;

     (d) the arbitration shall be given in writing and shall be final and binding on all parties, shall not be subject to any appeal and shall deal with the question of costs of the arbitration and all matters related thereto;

     (e) judgment upon the arbitration award rendered may be entered in any Court having jurisdiction, or, application may be made to such Court for a judicial recognition of the arbitration award or any order of enforcement thereof, as the case may be; and

     (f) the law to be applied in connection with the arbitration will be the law applicable to this Agreement.

                                   ARTICLE III
                                    COVENANTS

3.01 Access to the Corporation

     The Vendors shall forthwith make available to the Purchaser and its authorized representatives and, if requested by the Purchaser, provide a copy to the Purchaser of, all title documents, contracts, financial statements, minute books, share certificate books, share registers, plans, reports, licenses, orders, permits, books of account, accounting records, constating documents and all other documents, information or data relating to each of the Corporation and the Business. The Vendors shall afford the Purchaser and its authorized representatives every reasonable opportunity to have free and unrestricted access to the Business and the property, assets, undertaking, records and documents of the Corporation. At the request of the Purchaser, the Vendors shall execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of the Business, and any property of the Corporation to enable the Purchaser or its authorized representatives to obtain full access to all files and records relating to any of the assets of the Corporation maintained by governmental or other public authorities. At the Purchaser's request, the Vendors shall co-operate with the Purchaser in arranging any such meetings as the Purchaser should reasonably request with:


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                                                                          Page 9


     (a)  employees of the Corporation;

     (b) customers, suppliers, distributors or others who have or have had a business relationship with the Corporation; and

     (c) auditors, solicitors or any other persons engaged or previously engaged to provide services to the Corporation who have knowledge of matters relating to the Corporation and the Business.

     In particular, without limitation, the Vendors shall permit the Purchaser's representatives or consultants to conduct such testing and inspection in respect of environmental matters at such location of the Business as the Purchaser may determine, in its sole discretion, acting reasonably, as may be required to satisfy the Purchaser in respect of such matters, and the Vendors shall cause the Corporation to conduct, and the Corporation shall conduct, in co-operation with the representatives or consultants of the Purchaser, such physical review of the equipment of the Business as is necessary so as to enable the confirmation of the values carried on the respective balance sheets of the Corporation in respect of such assets, to the reasonable satisfaction of the Purchaser. The exercise of any rights of inspection by or on behalf of the Purchaser under this section 3.01 shall not mitigate or otherwise affect the representations and warranties of the Vendors and the Corporation hereunder, which shall continue in full force and effect as provided herein.

     3.02 Delivery of Books and Records

     At the Closing Time there shall be delivered to the Purchaser by the Vendors all of the books and records of and relating to the Corporation and the Business. The Purchaser agrees that it will preserve the books and records so delivered to it for a period of two (2) years from the Closing Date, or for such longer period as is required by any applicable law, and will permit the Vendors or their authorized representatives reasonable access thereto in connection with the affairs of the Vendors relating to its matters, but the Purchaser shall not be responsible or liable to the Vendors for or as a result of any accidental loss or destruction of or damage to any such books or records.

3.03 Delivery of Documents

     The Vendors shall deliver to the Purchaser at the Closing Time all necessary transfer, assignments and other documentation reasonably required to transfer the Purchased Shares to the Purchaser with a good and marketable title, free and clear of all Encumbrances.


3.04 Delivery of Vendors' Closing Documentation

     The Vendors shall deliver to the Purchaser all such documents relevant to the closing of


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                                                                         Page 10


the transaction as contemplated hereby as the Purchaser, acting reasonably, may request.

3.05 Delivery of Purchaser's Closing Documentation

     The Purchaser shall deliver to each of the Vendors all such documents relevant to the closing of the transactions contemplated hereby as the Vendors, acting reasonably, may request.

3.06 Operation

     The parties agree to co-operate in good faith with each other and their respective legal advisors, accountants and other representatives in connection with any steps required to be taken in connection with this Agreement, including, without limitation, in connection with any filing necessary pursuant to the Tax Act (including without limitation, joint elections pursuant to Section 85(1) thereof in respect of the Share Amount received by Alrae).


                                   ARTICLE IV
                              CONDITIONS OF CLOSING

4.01 Conditions of Closing in Favour of the Purchaser

     The sale and purchase of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be fulfilled or performed at or prior to the Closing Time:

     (a) Representations and Warranties. The representations and warranties of the Vendors contained in this Agreement shall be true and correct at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of such time, and certificates of the Vendors dated the Closing Date to that effect shall have been delivered to the Purchaser, such certificates to be in form and substance satisfactory to the Purchaser, acting reasonably;

     (b) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendors at or before the Closing Time shall have been complied with or performed and certificates of the Vendors dated the Closing Date to that effect shall have been delivered to the Purchaser, such certificates to be in form and substance satisfactory to the Purchaser, acting reasonably;

     (c) Regulatory Consents. There shall have been obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licenses, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by the Vendors to permit the change of ownership of the Purchased Shares contemplated hereby including, without limitation, those described in the Schedules hereto;


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                                                                         Page 11


     (d) Contractual Consents. The Vendors shall have given or obtained the notices, consents and approvals described in the Schedules hereto, in each case in form and substance satisfactory to the Purchaser, acting reasonably;

     (e) Material Adverse Change. There shall have been no material adverse changes in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of the Corporation since the date of the Interim Financial Statements;

     (f) No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchased Shares contemplated hereby;

     (g) No Material Damage. No material damage by fire or other hazard to the whole or any material part of the property or assets of the Corporation shall have occurred from the date hereof to the Closing Time;

     (h) Legal Matters. All actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, and all legal matters relating to the purchase of the Purchased Shares, including title of the Vendors to the Purchased Shares, shall have been approved as to form and legality by McCarter Grespan Robson Beynon, counsel for the Purchaser, acting reasonably;

     (i) Kan Employment Agreement. Kan shall have executed and delivered to the Corporation, an employment agreement in the form of the agreement annexed hereto as Schedule 4.01(i);

     (j) Legal Opinion. The Vendors shall have delivered to the Purchaser a favourable opinion of Fogler, Rubinoff, counsel to the Vendors, in the form annexed hereto as Schedule 4.01(j);

     (k) Resignation of Directors and Officers. Such directors and officers of the Corporation as the Purchaser may specify shall have resigned in favour of nominees of the Purchaser effective as of the Closing Time;

     (l) Release by Vendor, Directors and Officers. The Vendors and such directors and officers of the Corporation as the Purchaser may specify shall have executed and delivered, at the Closing Time, releases in favour of the Corporation in the form annexed hereto as Schedule 4.01(l);

     (m) Greenspoon Agreements. The Corporation shall have entered into an employment agreement and a confidentiality and non-compete agreement with Allan Greenspoon;

     (n) Share Escrow Agreement. The Vendors shall have entered into an escrow agreement as required by Section 2.04; and

     (o) Right of First Refusal Agreement. The Vendors shall have entered into an agreement granting a right of first refusal as required by Section 2.04.

     If any of the conditions contained in this section 4.01 shall not be performed or fulfilled at or prior to the Closing Time to the satisfaction of the Purchaser, acting reasonably, the Purchaser may, by notice to the Vendors, terminate this Agreement and the obligations of the Vendors and the Purchaser under this Agreement shall be terminated. Any such condition may be waived in whole or in part by the Purchaser without prejudice to any claims it may have for breach of covenant, representation or warranty.

4.02 Conditions of Closing in Favour of the Vendors

     The purchase and sale of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Vendors, to be fulfilled or performed at or prior to the Closing Time:

     (a) Representations and Warranties. The representations and warranties of the Purchaser and IMSC contained in this Agreement shall be true and correct in all material respects at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate of the President of the Purchaser and IMSC dated the Closing Date to that effect shall have been delivered to the Vendors, such certificate to be in form and substance satisfactory to the Vendors, acting reasonably;

     (b) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser and IMSC at or before the Closing Time shall have been complied with or performed in all material respects and certificates of the President of the Purchaser and IMSC dated the Closing Date to that effect shall have been delivered to the Vendors, such certificate to be in form and substance satisfactory to the Vendors, acting reasonably;

     (c) Regulatory Consents. There shall have been obtained, from all appropriate federal, provincial, state, municipal or other governmental or administrative bodies, such licenses, permits, consents, approvals, certificates, registrations and authorizations as are required by law to be obtained by the Purchaser or IMSC to permit the change of ownership of the Purchased Shares and payment of the Purchase Price contemplated hereby, including those described in Schedules B1.18 hereto, in each case in form and substance satisfactory to the Vendors, acting reasonably;

     (d) No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the

Purchased Shares or the issuance of the Class X Shares or the Class N Shares contemplated hereby;

     (e) Legal Matters. All actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, shall have been approved as to form and legality by Fogler, Rubinoff, acting reasonably;

     (g) Legal Opinion. The Purchaser shall have delivered to the Vendors a favourable opinion of McCarter Grespan Robson Beynon, Canadian counsel to the Purchaser, and U.S. Counsel to the Purchaser in the forms annexed hereto as
Schedule 4.02(g);

     (h) Guarantee. The Vendors and their principals shall have been released from all guarantees with respect to the indebtedness of the Corporation;

     (i) Support Agreement. The Purchaser and IMSC shall have entered into and delivered a support agreement;

     (j) Greenspoon Agreements. The Corporation shall have entered into an employment agreement and a confidentiality and non-compete agreement with Allan Greenspoon; and

     (k) Release of Directors and Officers. The Corporation shall have delivered to the resigning directors and officers a release with respect to matters addressed within the proper exercise of their duties as directors and officers, in the form annexed hereto as Schedule 4.02(k).

     If any of the conditions contained in this section 4.02 shall not be performed or fulfilled at or prior to the Closing Time to the satisfaction of the Vendors, acting reasonably, the Vendors may, by notice to the Purchaser, terminate this Agreement and the obligations of the Vendors and the Purchaser under this Agreement shall be terminated. Any such condition may be waived in whole or in part by the Vendors without prejudice to any claims they may have for breach of covenant, representation or warranty.


                                    ARTICLE V
                              CLOSING ARRANGEMENTS

5.01 Place of Closing

     The closing  shall take place at the Closing Time at the offices of Fogler,
Rubinoff,   counsel  for  the   Vendors,   Suite   #4400,   Royal  Trust  Tower,
Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8.

5.02 Closing

     At the Closing Time,  upon  fulfillment  of all the  conditions  set out in
Article IV that have not been waived in writing by the Purchaser or the Vendors, the Vendors shall deliver to the Purchaser certificates respecting all the Purchased Shares, duly endorsed in blank for transfer, and will cause transfers of such shares to be duly and regularly recorded in the name of the Purchaser, or its nominee(s), and will cause a meeting of the board of directors of the Corporation to be held, at which the directors and officers of the Corporation specified by the Purchaser pursuant to section 4.01(k) will resign in favour of nominees of the Purchaser whereupon, subject to all other terms and conditions hereof being complied with, payment of the Closing Cash Amount shall be paid and satisfied in the manner provided in Article II.

5.03 Further Assurances

     Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it will at the request and expense of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyance, transfers, consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.


                                   ARTICLE VI
                   SURVIVAL OF REPRESENTATIONS AND WARRANTIES

6.01 Survival of Representations and Warranties of the Vendor

     To the extent that they have not been fully performed at a prior to the Closing Time, the covenants, representations and warranties of the Vendors contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the closing of the transactions contemplated hereby until the second anniversary of the Closing Date and, notwithstanding such closing, nor any investigation made by or on behalf of the Purchaser, shall continue in full force and effect for the benefit of the Purchaser during such period, except that:

     (a) the  representations  and warranties set out in sections 1.02, 1.03 and
1.04 of Schedule B, section 1.04 and 1.06 of Schedule C, section 1.04 and 1.06 of Schedule D, and sections 1.03 and 1.05 of Schedule E (and the corresponding representations and warranties set out in the certificates to be delivered pursuant to subsection 4.01(a) (the "Closing Certificates")) shall survive and continue in full force and effect without limitation of time;

     (b) the representations and warranties contained in section 1.22 of Schedule B shall, in the absence of fraud or negligent or wilful misrepresentation, survive until the expiration of any applicable limitation periods imposed by law; and

     (c) a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law, provided that no claim for breach of covenant, representation or warranty shall be valid unless the Vendor against whom such claim is made has been given notice thereof before the date on which the applicable covenant, representation or warranty shall have terminated in accordance with the foregoing and, provided further that any such claim as aforesaid shall be made in accordance with Article VII. Upon the expiry of the relevant limitation periods set forth in this section, the Vendors shall not have any further liability to the Purchaser with respect to the covenants, representations and warranties contained herein, except in respect of claims which have theretofore been made in accordance with the provisions set forth above.

6.02 Expiry of the Representations and Warranties of the Purchaser and IMSC

The representations and warranties of the Purchaser and IMSC contained in this Agreement or in any document, certificate or undertaking given pursuant hereto shall terminate on the second anniversary of the Closing Date other than the representations contained in section 1.07 of Schedule F and section 1.05 of Schedule G, which sections shall survive and continue in full force and effect without limitation of time. For greater certainty, all covenants and agreements of the Purchaser or IMSC contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the closing of the transactions contemplated hereby until the second anniversary of the Closing Date or in the case of any such covenants and agreements which by their terms are to be performed subsequent to the Closing Date until the second anniversary of the date on which such covenant and agreement is to be performed and, notwithstanding such closing shall continue in full force and effect for the benefit of the Vendors for such period, provided that no claim for breach of covenant, representation or warranty shall be valid unless the Purchaser and/or IMSC has been given notice thereof before the date on which the applicable covenant, representation or warranty shall have terminated in accordance with the foregoing and, provided further that any such claim as aforesaid shall be made in accordance with Article VII. Upon the expiry of the relevant limitation periods set forth in this section, the Purchaser and IMSC shall not have any further liability to the Vendors with respect to the covenants, representations and warranties contained herein, except in respect of claims which have theretofore been made in accordance with the provisions set forth above.

                                   ARTICLE VII
                                 INDEMNIFICATION

7.01 Indemnification by the Vendors

     Subject to Sections 7.08, 7.09 and 7.10 each of the Vendors agrees to severally indemnify and save harmless the Purchaser from all Losses suffered or incurred by the Purchaser as a result of or arising directly or indirectly out of or in connection with:

     (a) any breach by such Vendor of or any inaccuracy of any representation or warranty of such Vendor contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto (provided that no Vendor shall be required to indemnify or save harmless the Purchaser in respect of any breach or inaccuracy of any representation or warranty unless the Purchaser shall have provided notice to such Vendor in accordance with section 7.03 on or prior to the expiration of the applicable time period related to such representation and warranty set out in section 6.01);

     (b) any breach or non-performance by such Vendor of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; and

     (c) all liabilities (whether accrued, absolute, contingent or otherwise) of the Corporation existing at the Closing Time, including any liabilities for federal, provincial, sales excise, income, corporate or any other taxes of the Corporation for any period up to and including the Closing Time, and not disclosed on, provided for or included in the balance sheets forming part of the Closing Financial Statements, except those liabilities accruing or incurred subsequent to the balance sheet date of the Closing Financial Statements in the ordinary course of the Business.

7.02 Indemnification by the Purchaser and IMSC

(a) The Purchaser agrees to indemnify and save harmless the Vendors from all Losses suffered or incurred by the Vendors as a result of or arising directly or indirectly out of or in connection with:

     (i) any breach by the Purchaser of or any inaccuracy of any representation or warranty of the Purchaser contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto (provided that the Purchaser and IMSC shall be required to indemnify or save harmless any Vendor in respect of any breach or inaccuracy of any representation or warranty unless any Vendor shall have provided notice to the Purchaser and IMSC in accordance with section 7.03 on or prior to the expiration of the applicable time period related to such representation and warranty set out in section 6.02); and

     (ii) any breach or non-performance by the Purchaser of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.

(b) IMSC agrees to indemnify and save harmless the Vendors from all Losses suffered or incurred by the Vendors as a result of or arising directly or indirectly out of or in connection with:

     (i) any breach by IMSC of or any inaccuracy of any representation or warranty of IMSC contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto; and

     (ii) any breach or non-performance by IMSC of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.

7.03 Notice of Claim

     In the event that a party (the "Indemnified Party") shall become aware of any claim, proceeding or other matter (a "Claim") in respect of which another party (the "Indemnifying Party") agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known, or, if an amount is not then determinable, if reasonably possible, an approximate and reasonable estimate of the likely amount of the Claim.

7.04 Direct Claims

     With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request.

7.05 Third Party Claims

     With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the

Indemnified Party's out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control, and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

7.06 Settlement of Third Party Claims

     If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if any such consent is not obtained for any reason.

7.07 Co-operation

     The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

The Indemnified Party shall make available to the Indemnifying Party and its advisors all pertinent information and witnesses under its control (including, if applicable, employees of the Purchaser).

The Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party reasonable notice thereof and an opportunity to contest such Third Party Claim.

7.08 Proportionate Liability of the Vendors

     Where the liability of the Vendors to indemnify the Purchaser hereunder is in relation to the breach or inaccuracy of any representation or warranty which has been given by more than one of the Vendors or any breach or non-performance of any covenant of more than one of the Vendors or is otherwise stated to be several, each Vendor shall be liable only for the percentage of such claim for indemnification by the Purchaser equal to such Vendor's proportionate share of the Purchase Price (ie. pro rata to their common shareholdings in the Corporation).

7.09 Threshold Amount

     Notwithstanding any other provision of this Agreement, (a) the Purchaser shall not be entitled to indemnification hereunder until the aggregate of all claims for indemnification made by the Purchaser hereunder, whether individually or collectively, exceeds $25,000.00, in which event the Purchaser shall be indemnified for the full amount of such claims for indemnification, and (b) in no event shall the aggregate amount of all claims for indemnification to be paid by the Vendors, or any of them, to the Purchaser exceed the Purchase Price.

7.10 Mitigation

     The Indemnified Party shall take all reasonable steps to avoid and mitigate the amount of each Claim and the amount to be paid by the Indemnifying Party to the Indemnified Party hereunder shall be reduced by the amount of any (i) insurance proceeds actually received by the Indemnified Party and the Corporation, if applicable; and (ii) any tax benefit realized by the Indemnified Party arising from or in connection with the Claim or the payment thereof.

7.11 Set-Off

     Any amounts becoming owing by any of the Vendors to the Purchaser hereunder shall be set-off against amounts owed by the Purchaser to such Vendor as follows:

     (a) firstly against that portion of the Cash Amount to which such Vendor is entitled to the extent it is not paid as at the date of such claim or claims for indemnification; and

     (b) secondly against that portion of the Share Amount to which such Vendor is entitled, by a surrender of a number of common shares in the capital of IMSC into which the Class X Shares held by such Vendor have been exchanged or Class X Shares held by the Vendor to the extent that such Class X Shares have not been exchanged at the time of such claim or claims for indemnification.

To the extent that the Purchaser has not been fully indemnified after utilizing its rights of set-off as set forth in this Section 7.11, nothing contained herein shall preclude the Purchaser from taking any action permitted at law to recover such deficiency.

                                  ARTICLE VIII
                                  MISCELLANEOUS

8.01 Confidentiality of Information

     In the event that the transactions contemplated herein are not consummated for any reason, the Purchaser covenants and agrees that, except as otherwise authorized by the Vendors, neither IMSC, the Purchaser nor its representatives, agents or employees will disclose to third parties, directly or indirectly, any confidential information or confidential data relating to the Corporation discovered by IMSC, the Purchaser or their respective representatives as a result of the Vendors and the Corporation making available to IMSC, the Purchaser and their respective representatives the information requested by them in connection with the transactions contemplated herein.

     If the transactions contemplated herein are not consummated, the Vendors shall return to the Purchaser any confidential schedules, documents or other written information obtained from the Purchaser, whether received before or after the date of this Agreement. In the event that the transactions contemplated herein are not consummated for any reason, the Vendors covenant and agree that, except as otherwise authorized by the Purchaser, neither the Vendors nor their representatives, agents or employees will disclose to third parties, directly or indirectly, any confidential information or confidential data relating to the Purchaser and IMSC discovered by the Vendor or its representatives as a result of the Purchaser and IMSC making available to the Vendors and their representatives the information requested by them in connection with the transactions contemplated herein.

8.02 Notices

     (a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

          (i)  if to the Vendors:

          Alrae:   50 Renaissance Court
                   Thornhill, Ontario
                   L4J 7W4

          Kan:     94 Allenvale Drive
                   Aurora, Ontario L46 6P8


          Roynat:

                   26th Floor, Scotia Plaza
                   40 King Street West
                   Toronto, Ontario M5H 1H1

                   Attention:     James Webster, Director of Equity Investments
                   Telecopier No. (416) 933-2783


               with a copy to:

                   Fogler, Rubinoff
                   Suite 4400, PO Box 95
                   Royal Trust Tower
                   Toronto-Dominion Centre
                   Toronto, Ontario M5K 1G8
                   Attention:     Avi S. Greenspoon
                   Telecopier No. (416) 941-8852

          (ii) if to the Purchaser:


                   International Menu Solutions Inc.
                   350 Creditstone Road
                   Concord, Ontario   L4K 3Z2
                   Attention:  Michael A. Steele
                   Telecopier No.: (416) 366-6368


                with a copy to:


                   McCarter Grespan Robson Beynon
                   675 Riverbend Drive
                   Kitchener, Ontario   N2K 3S3
                   Attention:  Thomas D. Beynon, Q.C.
                   Telecopier No.: (519) 742-1841


          (iii) if to IMSC:


                   International Menu Solutions Corporation
                   350 Creditstone Road
                   Concord, Ontario   L4K 3Z2
                   Attention:  Michael A. Steele
                   Telecopier No.: (416) 366-6368
               with a copy to:


                   McCarter Grespan Robson Beynon
                   675 Riverbend Drive
                   Kitchener, Ontario   N2K 3S3
                   Attention:  Thomas D. Beynon, Q.C.
                   Telecopier No.: (519) 742-1841

     (b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the fifth Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labor dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

     (c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this section 8.02.

8.03 Commissions, etc.

     The Vendors agree to indemnify and save harmless the Purchaser from and against all Losses suffered or incurred by the Purchaser in respect of any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of any of the Vendors, in connection with the transactions contemplated hereby.

     The Purchaser agrees to indemnify and save harmless the Vendors from and against all Losses suffered or incurred by the Vendors in respect of any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of the Purchaser, in connection with the transactions contemplated hereby.

8.04 Consultation

     The parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by any applicable law or regulatory requirement, none of the Vendors nor the Purchaser shall issue any such press release or make any such public announcement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed.

8.05 Disclosure

     Prior to any public announcement of the transaction contemplated hereby pursuant to section 8.04, neither party shall disclose this Agreement or any aspect of such transaction except to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with such transaction and counsel to such institution, or as may be required by any applicable law or any regulatory authority or stock exchange having jurisdiction.

8.06 Public Announcements

     No public announcement or press release not required by law or by applicable stock exchange rule concerning the purchase sale of the Purchased Shares shall be made by the Vendors, the Corporation or the Purchaser without the consent and joint approval of the Vendors and the Purchaser.

8.07 Expenses of Parties

     Each of the parties hereto shall bear their own expenses in connection with the transactions contemplated hereby, including with respect to the Vendors, any and all costs with respect to any reorganization of the Corporation prior to the Closing Date.

8.08 Counterparts

     This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

8.09 IMSC Guarantee

     In consideration of the mutual covenants contained in this Agreement, $10.00 and other good and valuable consideration now paid to IMSC by each Vendor, the receipt and sufficiency whereof is hereby acknowledged, IMSC hereby unconditionally and irrevocably guarantees to each of the Vendors the observance and performance by the Purchaser of all of the Purchaser's covenants and obligations contained in this Agreement, and agrees to indemnify and save harmless each of the Vendors from and against all Losses of any nature whatsoever occasioned by any act or default of the Purchaser or which may be incurred or sustained by reason of any failure by the Purchaser to observe and perform any or all of its said obligations and covenants, provided that in no event shall the obligations of IMSC be greater than the obligations of the Purchaser set forth in this Agreement. The obligations of IMSC under this
Section 8.09 shall not be released, discharged, impaired or affected by any act or thing whereby it would otherwise be so released, discharged, impaired or affected, including, without limitation, by any extensions of time or indulgences or modifications granted to the Purchaser by the failure of the Vendors to enforce any of the terms or provisions of this Agreement or by the bankruptcy, insolvency, dissolution, amalgamation, winding-up or reorganization of the Purchaser, and IMSC hereby waives any right to require the Vendors to exhaust any action or recourse against the Purchaser or any other party before requiring performance by IMSC pursuant to the provisions of this Section 8.09, provided that where the obligations of the Purchaser are time limited, the obligations of IMSC shall be similarly time limited.

              ----------------------------------------------------

     IN WITNESS WHEREOF this Agreement has been executed by the parties.

                                          ALRAE INVESTMENTS INC.

                                          Per:  /s/ Allan Greenspoon
                                                --------------------------------

                                          Title:  President
                                                  ------------------------------


                                          /s/ Katherine Kan
-------------------------------------     -----------------
                Witness                      Katherine Kan

                                          ROYNAT INC.

                                          Per:  /s/ James G. Webster
                                                --------------------------------

                                          Title:  Director of Merchant Banking
                                                  ------------------------------

                                          INTERNATIONAL MENU SOLUTIONS
                                          INC.

                                          Per:  /s/ Michael Steele
                                                --------------------------------

                                          Title: President
                                                 -------------------------------

                                          INTERNATIONAL MENU SOLUTIONS
                                          CORPORATION

                                          Per: /s/ Michael Steele
                                               ---------------------------------

                                          Title: President
                                                 -------------------------------